UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42528

LZ TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District

Huzhou City, Zhejiang Province, People’s Republic of China 313000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On May 6, 2026, LZ Technology Holdings Limited (the “Company”) held (i) a separate meeting of the holders of Class B ordinary shares of a par value of US$0.000025 each (the “Class B Ordinary Shares”) of the Company (the “Class B Meeting”), and (ii) an extraordinary general meeting of all shareholders (the “Extraordinary Meeting”) immediately following the Class B Meeting, at 10:00 a.m., New York time, at 29th Floor, Wenguang Building, Haicang District, Xiamen City, Fujian Province 361026, People’s Republic of China, pursuant to notice duly given.

Shareholders of the Company’s Class A ordinary shares, par value US$0.000025 per share (the “Class A Ordinary Shares”), and Class B Ordinary Shares, as of 5:00 p.m. New York time on April 24, 2026 (the “Record Date”), were entitled to receive notice of and vote at the Class B Meeting and the Extraordinary Meeting or any adjournment or postponement thereof. Each Class A Ordinary Share is entitled to ten (10) votes, and each Class B Ordinary Share is entitled to one (1) vote. As of the Record Date, there were 22,500,000 Class A Ordinary Shares and 157,070,000 Class B Ordinary Shares issued and outstanding. A total of 122,463,821.44 Class B Ordinary Shares (representing 77.97% of the voting power of the issued Class B Ordinary Shares), constituting a quorum, were present in person or by valid proxies at the Class B Meeting. A total of 22,500,000 Class A Ordinary Shares and a total of 122,552,156.95 Class B Ordinary Shares, (representing 90.97% of the voting power of issued Class A Ordinary Shares and Class B Ordinary Shares), constituting a quorum, were present in person or by valid proxies at the Extraordinary Meeting.

Results of the Class B Meeting

The holders of Class B Ordinary Shares voted on one proposal at the Class B Meeting. The proposal was described in detail in the Company’s notice and proxy statement dated April 24, 2026, the relevant portions of which are incorporated herein by reference. At the Class B Meeting, the holders of Class B Ordinary Shares adopted the following resolution as a special resolution:

(1)	With immediate effect, the voting rights attached to each Class A Ordinary Share be increased from ten (10) votes per share to three hundred (300) votes per share on all matters subject to vote at general meetings of the Company (the “Increase of Voting Rights of Class A Ordinary Shares”), pursuant to and conditioned upon the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
105,231,386.69 (85.93%)	17,219,434.75 (14.06%)	13,000.00 (0.01%)

Results of the Extraordinary Meeting

The shareholders voted on seven proposals at the Extraordinary Meeting. The proposals were described in detail in the Company’s notice and proxy statement dated April 24, 2026, the relevant portions of which are incorporated herein by reference. At the Extraordinary Meeting, the shareholders adopted the following resolutions:

(1)	By a special resolution, subject to the approval by the holders of the Class B Ordinary Shares of the corresponding proposal at the Class B Meeting, to approve that, with immediate effect, the voting rights attached to each Class A Ordinary Share be increased from ten (10) votes per share to three hundred (300) votes per share on all matters subject to vote at general meetings of the Company (the “Increase of Voting Rights of Class A Ordinary Shares”), pursuant to and conditioned upon the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
330,326,200.19 (95.04%)	17,215,356.75 (4.95%)	10,000.00 (0.00%)

(2)	By an ordinary resolution, to approve a change of the Company’s authorised share capital from US$50,000.00 divided into 2,000,000,000 shares of a nominal or par value of US$0.000025 each, comprising of (i) 80,000,000 Class A Ordinary Shares of a nominal or par value of US$0.000025 each, (ii) 1,880,000,000 Class B Ordinary Shares of a nominal or par value of US$0.000025 each, and (iii) 40,000,000 shares with a nominal or par value of US$0.000025 each of such class or classes (however designated) as the Board may determine; to US$2,000,000.00 divided into 80,000,000,000 shares of a nominal or par value of US$0.000025 each, comprising of (i) 3,200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.000025 each, (ii) 75,200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.000025 each, and (iii) 1,600,000,000 shares with a nominal or par value of US$0.000025 each of such class or classes (however designated) as the Board may determine (the “Share Capital Change”).

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
330,317,636.10 (95.04%)	17,224,520.85 (4.96%)	10,000.00 (0.00%)

(3)	By an ordinary resolution to (i) approve a share consolidation whereby every issued and unissued ordinary share of a par value of US$0.000025 each of the Company be consolidated at a ratio of 20 to 1 with immediate effect; (ii) approve, and authorize the Company, where the number of issued consolidated shares of any class held by any shareholder after and as a result of the Share Consolidation is not a whole number, to issue to that shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of consolidated shares of such class which are held by such shareholder being rounded up to the next whole number of consolidated shares of such class (the “First Share Consolidation”); and (iii) as a result of the First Share Consolidation, the Company’s authorised share capital be changed to US$2,000,000.00 divided into 4,000,000,000 shares of a nominal or par value of US$0.0005 each, comprising of (i) 160,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0005 each, (ii) 3,760,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each, and (iii) 80,000,000 shares with a nominal or par value of US$0.0005 each of such class or classes (however designated) as the Board may determine.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
344,507,927.10 (99.12%)	3,033,047.85 (0.87%)	10,582.00 (0.00%)

(4)	By a special resolution, subject to approval by the shareholders of Proposals 1, 2 and 3, and entirely conditional upon the effectiveness of the Increase of Voting Rights of Class A Ordinary Shares, the Share Capital Change and the First Share Consolidation, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the third amended and restated memorandum and articles of association to reflect the Increase of Voting Rights of Class A Ordinary Shares, the Share Capital Change and the First Share Consolidation, with immediate effect (the “Adoption of the Third A&R M&A”).

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
344,497,676.10 (99.12%)	3,043,773.85 (0.88%)	10,107.00 (0.00%)

(5)	By an ordinary resolution, to (i) implement a new round of share consolidations of the Company’s issued and unissued shares, par value US$0.0005 each, at any one time or multiple times during a period of up to three (3) years of the date of the Extraordinary Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 5000:1; (ii) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of three (3) years of the date of the Extraordinary Meeting; (iii) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (iv) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
344,508,163.10 (99.12%)	3,032,014.85 (0.87%)	11,379.00 (0.00%)

(6)	By a special resolution, subject to approval by the shareholders of Proposal 5, and entirely conditional upon the implementation of a Share Consolidation with the exact consolidation ratio and the effective date of such Share Consolidation as determined by the Board, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the implementation of such Share Consolidation, to solely reflect such Share Consolidation, so long as it is implemented within three (3) years after the conclusion of the Extraordinary Meeting (the “Adoption of New M&A upon Each Share Consolidation”).

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
344,503,872.10 (99.12%)	3,035,820.75 (0.87%)	11,864.10 (0.00%)

(7)	By an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Extraordinary Meeting, (i) any one or more of directors of the Company be and is/are hereby authorised to do all such acts and things and execute all such documents, which are ancillary to the Increase of Voting Rights of Class A Ordinary Shares, the Share Capital Change, the First Share Consolidation, Adoption of the Third A&R M&A, the Share Consolidations, Adoption of New M&A upon Each Share Consolidation and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (ii) the registered office service provider of the Company be and is hereby authorised and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (iii) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
344,401,277.10 (99.09%)	3,038,275.75 (0.87%)	112,004.10 (0.03%)

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 ((File No. 333-286019 and File No. 333-292252) and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2026	LZ TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ Runzhe Zhang
Runzhe Zhang
Chief Executive Officer

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